UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VGrab Communications Inc.
(Name of Issuer)

COMMON SHARES, WITHOUT PAR VALUE
(Title of Class of Securities)

92335J101
(CUSIP Number)

LIM HUN BENG (JOE)
NO 21, DENAI ENDAU 3, SERI TANJUNG PINANG, 10470 TANJUNG TOKONG, PENANG, MALAYSIA
(6013) 395 3159
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92335J101

1.Names of Reporting Person:  Lim Hun Beng (Joe)

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2.Check the Appropriate Box if a Member of a Group (See Instructions)

(a)[  ]

(b)[  ]

NOT APPLICABLE

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3.SEC Use Only:

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4.Source of Funds (See Instructions):  PF

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5.Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):  N/A

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6.Citizenship or Place of Organization:   Malaysian

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Number of Shares Beneficially by Owned by Each Reporting Person With:

7.Sole Voting Power:             1,029,803 common shares

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8.Shared Voting Power:         21,400,546 common shares

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9.Sole Dispositive Power:       1,029,803 common shares

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10.Shared Dispositive Power:   21,400,546 common shares

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11.Aggregate Amount Beneficially Owned by Each Reporting Person:  22,430,349 common shares

12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.Percent of Class Represented by Amount in Row (11):   49%

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14.Type of Reporting Person (See Instructions):           IN

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CUSIP No. 92335J101

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D Statement relates is common shares, without par value (the “Shares”) of VGrab Communications Inc. (the “Issuer”).  The principal executive office of the Issuer is located at 820 - 1130 West Pender Street, Vancouver, BC V6E4A4, Canada.

ITEM 2. IDENTITY AND BACKGROUND

Lim Hun Beng (Joe) (the “Reporting Person”).

The business address of the Reporting Person is No 21, Denai Endau 3,Seri Tanjung Pinang, 10470 Tanjung Tokong, Penang, Malaysia.

The Reporting Person is currently the CEO and President of VGrab Communications Inc., a technology company since January 2015.  The business address of VGrab Communications Inc. is 820 - 1130 West Pender Street, Vancouver, BC V6E4A4 Canada.

During the past five years, the Reporting Person has not been:

(a)convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or

(b)a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of Malaysia.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On October 6, 2020, the Reporting Person acquired 1,029,803 common shares at a price of $0.360 per share for proceeds of $370,729.08 in settlement of outstanding indebtedness owed to the Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION.

The purchase of the Company Shares by the Reporting Person was an investment.

As of the date hereof, except as otherwise disclosed above, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a)the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e)any material change in the present capitalization or dividend policy of the Issuer;

(f)any other material change in the Issuer’s business or corporate structure;

CUSIP No. 92335J101

(g)changes in the Issuer’s Articles of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person;

(h)causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)Aggregate Beneficial Ownership:

As of the date of this Report, the Reporting Person beneficially owned the following securities of the Issuer:

Class of Securities	Number of Securities(1)	Percentage of Class
Common Stock	1,029,803 (direct)	2.3%
Common Stock	21,400,546 (indirect)	48.76%

(1)Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of common shares actually outstanding on the date of this Schedule 13D Statement. As of November 13, 2020, there were 43,892,800 common shares issued and outstanding.

(b)Power to Vote and Dispose of the Issuer Shares:

The Reporting Person has the sole power to vote or to direct the vote of the Shares held by him.

The Reporting Person has the sole power to dispose of or to direct the disposition of the Shares held by him.

(c)Transactions Effected During the Past 60 Days:

Except for the transactions described in Item 3 above, the Reporting Person has not effected any transactions in the Issuer’s securities during the 60 days prior to the date of this Statement.

(d)Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

CUSIP No. 92335J101

ITEM 6.CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 13, 2020
Date
/s/ Hun Beng (Joe) Lim
Signature
Lim Hun Beng (Joe) , President & CEO
Name/Title